UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reviews top metrics

Rio de Janeiro, April 28, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that its Board of Directors has approved the revision of the top debt metrics included in the 2020-2024 Strategic Plan, replacing the net debt/EBITDA indicator to the gross debt indicator.

The review of the metric considered the high volatility of the net debt/EBITDA indicator, extremely sensitive to the Brent volatility, and the company's management focus on reducing its total debt. The appointment of gross debt as a top metric reduces the impact of Brent price volatility, while more directly reflecting the company's indebtedness, and more accurately showing the company's management actions, such as cost reduction, investment portfolio review and working capital adjustments.

The approved gross debt target for 2020 is US$ 87 billion, the same level as that of 2019, due to an adverse current global scenario as a result of the impacts of the COVID-19 (coronavirus) pandemic and the oil prices shock.

It should be noted that the company continues to pursue the reduction of gross debt to US$ 60 billion.  This amount is in line with the new dividend policy already announced, which provides for an increase in compensation to shareholders when gross debt reaches this level or lower.

The Board also approved the update of the EVA® (Economic Value Added) calculation for 2020, in order to maintain the right incentive and stimulate the targeting of goals after the COVID-19 crisis, which resulted in a more challenging scenario for value creation. The update also considered the achievements of the year 2019. Thus, the consolidated Delta EVA® target indicator was revised from US$ 2.6 billion to US$ 2.1 billion.

The safety metric was unchanged, with the target rate of recordable accidents per million man-hours (TAR) remaining below 1.0, with an ambition of zero fatality.

Petrobras reinforces its commitment to its portfolio management and its strategy supported by the five pillars: maximizing return on capital, reducing the cost of capital, relentless search for low costs, meritocracy and respect for people, the environment and safety. The current crisis highlights the relevance of these pillars that must continue to be implemented with even more focus and intensity.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer